K&L GATES LLP HEARST TOWER, 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

August 29, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	Russell Mancuso

Re:	WaferGen Bio-systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 10, 2016 File No. 001-36601
Dear Mr. Mancuso:
On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 17, 2016, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 001-36601) (the “Proxy Statement”). Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

1.
We note your response to prior comment 1. From your disclosure on page 3 regarding the revenue cap, your knowledge of your revenue to date, and your representations regarding the effect of other adjustments to the consideration, it appears that you know the minimum and maximum consideration per share that investors could receive in the merger. If so, please also include those minimum and maximum amounts in an amended preliminary proxy statement; otherwise, we continue to believe that you should resolicit shareholder votes if the actual consideration falls outside the range that you have disclosed.

In response to the Staff’s comment, the Company is filing concurrently herewith an amendment to the Proxy Statement (the “Proxy Statement Amendment”). The Proxy Statement Amendment includes in the section titled “Sample Calculations of Per Share Aggregate Consideration” on pages 59 to 66, the minimum consideration per share that the Company currently expects is likely in the merger (i.e., $0.33014 per share) as well as a range of per share consideration amounts that the Company currently believes is reasonably likely in the merger (i.e., $0.53647 to $1.50538 per share). The Company also has included, on pages 59 to 66 of the Proxy Statement Amendment, the estimates and projections, and related assumptions, that result in the consideration amounts noted above. The Company believes that those estimates, projections and assumptions as of today’s date are reasonable. However, because the merger agreement sets forth no limitations on the amount of potential consideration

U.S. Securities and Exchange Commission

reductions, the entire amount of the merger consideration is at risk and, although very unlikely, it could be as low as $0. In response to the Staff’s comments, the Company has disclosed such potential minimum in the Proxy Statement Amendment and has advised stockholders that they should only vote in favor of the merger if they are prepared to accept the risk that the actual per share consideration could be less than the expected minimum, and could be as low as $0.
The maximum possible consideration in the merger is determinable under the terms of the merger agreement; however, such a maximum is based on the Company’s 2016 revenues exceeding $14 million. Given the amount of revenues recognized by the Company during the first half of 2016 and the other reasons set forth in the “Sample Calculations of Per Share Aggregate Consideration” starting on page 59 of the Proxy Statement Amendment, the Company does not believe this maximum amount is reasonably attainable and has not included such amount in the Proxy Statement Amendment. However, the Proxy Statement discloses on page 66 the maximum consideration that would be payable under the Company’s current assumptions as described in the Proxy Statement Amendment.
In accordance with the Staff’s comment, since the Company has clearly stated the minimum amount of consideration payable in the merger, it intends not to resolicit votes regardless of the amount of the actual per share consideration received by its stockholders. This intention is clearly stated in the Proxy Statement Amendment in several places.

2.	Please include the proxy statement cover disclosure mentioned in response 1 of your letter to us dated July 11, 2016.
The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company in the Proxy Statement Amendment has revised the disclosure on the proxy statement cover to include a statement that stockholders will not know at the time of the vote the consideration they will receive in the merger.

3.
Given your intention mentioned in your response to prior comment 1 to disclose a reasonable range of potential per share consideration amounts, please revise your statements that your disclosure is “solely” to assist with understanding the formula, is “for illustrative purposes only,” and otherwise implying that your disclosure is not intended to present a reasonable range.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company in the Proxy Statement Amendment has removed statements implying that its disclosure is not intended to present a reasonable range of potential per share consideration amounts.

4.
Please disclose in your amended proxy statement the reasons that actual results have not met your assumptions made at the time the projections were developed. Also, please clarify how the shortfall affects the Board’s recommendation given your disclosure on page 31 that the per share consideration based on those projections was a principal factor supporting the recommendation.

In response to the Staff’s comment, in the section of the Proxy Statement Amendment titled “Certain WaferGen Financial Information Provided to Torreya” the Company has

U.S. Securities and Exchange Commission

disclosed reasons that actual results have not met assumptions made at the time the projections were developed and clarified that the shortfall does not affect the Board’s recommendation that the Company’s stockholders adopt the merger agreement.

5.
Please reconcile your statement in the third bullet point on the last page of Annex 3 in your letter to us dated August 4, 2016 that the projections assume strong growth in sales of your products with the first paragraph of response 3 in your letter to us dated July 11, 2016 which appears to reflect an anticipated decrease in sales of your “other products.” Ensure that your proxy statement includes the material assumptions underlying the projections, including the material assumptions “with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events.”

The Company introduced its new ICELL8 Single-Cell System to the market in the fourth quarter of 2015 and expects sales of ICELL8 units to account for a large portion of its 2016 revenues. Therefore, although the Company expects revenues attributable to its other products to decrease in 2016 as compared to revenues attributable to such products in 2015, as stated in the first paragraph of response 3 of the Company’s letter to you dated July 11, 2016, the Company in producing the projections disclosed in the Proxy Statement believed it reasonable to assume that overall sales of the Company’s products, including the ICELL8 Single-Cell System, will reflect strong continued growth, as stated in the third bullet point on the last page of Annex 3 in the Company’s letter to you dated August 4, 2016.
The Proxy Statement Amendment includes material assumptions underlying the projections, including the material assumptions “the impact of competition on the business of WaferGen is in line with that on the life sciences industry generally; industry growth is consistent with its historical pattern; there is no material adverse change in the financial condition and prospects of WaferGen; there is no material adverse change in the regulatory environment; and there is no material adverse change in the life sciences industry or the financial markets in general” on page 43.
We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:    Rolland Carlson, Chief Executive Officer
Michael P. Henighan, Chief Financial Officer